As filed with the Securities and Exchange Commission on June 26, 2025

Registration No. 333-258754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 56

TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Cottonwood Communities, Inc.

(Exact name of Registrant as specified in governing instruments)

1245 Brickyard Road, Suite 250

Salt Lake City, Utah 84106

(801) 278-0700

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Daniel Shaeffer

Chief Executive Officer

Cottonwood Communities, Inc.

1245 Brickyard Road, Suite 250

Salt Lake City, Utah 84106

(801) 278-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Darryl Steinhause, Esq. DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121 (858) 677-1400	Laura K. Sirianni, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒

Registration No. 333-258754

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Post-Effective Amendment No. 56 to the Registration Statement on Form S-11 (No. 333-258754) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Ex.	Description

2.2	Agreement and Plan of Merger dated June 25, 2025, by and among Cottonwood Communities, Inc., Cottonwood Residential O.P., LP, Cottonwood Communities GP Subsidiary, LLC, RealSource Properties, Inc. and RealSource Properties OP, LP (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 26, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 26th of June, 2025.

COTTONWOOD COMMUNITIES, INC.

/s/ Adam Larson
Adam Larson
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities and on the dates indicated:

Name	Title	Date

* Daniel Shaeffer	Chief Executive Officer and Director (principal executive officer)	June 26, 2025

* Susan Hallenberg	Chief Accounting Officer and Treasurer (principal accounting officer)	June 26, 2025

/s/ Adam Larson Adam Larson	Chief Financial Officer (principal financial officer)	June 26, 2025

* Chad Christensen	Executive Chairman of the Board and Director	June 26, 2025

* Jonathan Gardner	Director	June 26, 2025

* John Lunt	Director	June 26, 2025

* Philip White	Director	June 26, 2025

*By:	/s/ Adam Larson
Adam Larson
Chief Financial Officer and Attorney-in-fact